SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 4)
                                (FINAL AMENDMENT)
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  MARIMBA, INC.
                       (Name of Subject Company (Issuer))

                                  MARIMBA, INC.
                        (Name of Filing Person (Offeror))

  Options under Marimba, Inc.'s 1996 Stock Plan, 1999 Omnibus Equity Incentive
    Plan and 2000 Supplemental Stock Plan to Purchase Common Stock, Par Value
          $.0001 Per Share, Having an Exercise Price of at least $7.50
                         (Title of Class of Securities)

                                    56781Q109
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                Kenneth W. Owyang
               Vice President, Finance and Chief Financial Officer
                                  Marimba, Inc.
                                440 Clyde Avenue
                         Mountain View, California 94043
                                 (650) 930-5282
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:
                               Scott Dettmer, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                             155 Constitution Drive
                          Menlo Park, California 94025
                                 (650) 321-2400


                            CALCULATION OF FILING FEE

      Transaction valuation*                       Amount of filing fee
      ----------------------                       --------------------
           $4,500,073.90                                $900.01**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,195,158 shares of common stock of Marimba, Inc. having an aggregate value of $4,500,073.90 as of July 6, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**$1,032.67 previously paid.

       [_]  Check  box if any  part of the fee is  offset  as  provided  by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 Not applicable.
Form or Registration No.:               Not applicable.
Filing party:                           Not applicable.
Date filed:                             Not applicable.


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [_] third party tender offer subject to Rule 14d-1.
       [X] issuer tender offer subject to Rule 13e-4.
       [_] going-private transaction subject to Rule 13e-3.
       [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

This Amendment No. 4 and Final Amendment to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on April 27, 2001, relating to Marimba, Inc.'s offer to exchange certain options to purchase shares of its common stock, par value $0.0001 per share, held by certain employees for new options to purchase shares of Marimba, Inc. ("Marimba") common stock upon the terms and subject to the conditions in the Amended Offer to Exchange (as amended and supplemented, the "Amended Offer to Exchange") and the related Amended Letter of Transmittal, previously filed together as Exhibit (a)(3) to the Amendment No. 3 to the Schedule TO.


Item 4.  Terms of the Transaction.

         Item 4 is hereby amended and supplemented as follows:

         The Tender Offer expired on July 23, 2001, and Marimba has accepted for exchange pursuant to the Tender Offer, Outstanding Options to purchase an aggregate of 1,369,500 shares of Common Stock. Subject to the terms and conditions of the Amended Offer to Exchange and the Amended Letter of Transmittal, Marimba will grant New Options to purchase shares of Common Stock in exchange for Outstanding Options accepted.


Item 12.  Exhibits.

         Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibit (a)(5)(vii).

         (a) (1)(i) Offer to Exchange, dated April 27, 2001, and Form of Letter of Transmittal.*

                  (1)(ii) Form of e-mail Letter to Marimba, Inc. employees confirming acceptance of options for exchange, to be sent upon the close of the offer period.*

                  (2) Form of e-mail Letter to Marimba, Inc. employees, dated April 27, 2001.*

                  (3) Amended Offer to Exchange, dated July 9, 2001, and Amended Form of Letter of Transmittal.*

                  (5)(i) Marimba, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 28, 2001 and incorporated herein by reference.*

                  (5)(ii) Marimba Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 25, 2001 and incorporated herein by reference.*

                  (5)(iii) Form of e-mail Letter to Marimba, Inc. employees supplementing and amending the Offer to Exchange, dated May 18, 2001.*

                  (5)(iv) Fom of e-mail Letters to Marimba, Inc. employees providing notice of information meetings regarding the Offer to Exchange, dated May 7, 2001 and May 10, 2001.*

                  (5)(v) Presentation materials from information meetings held on May 8, 2001 and May 10, 2001 regarding the Offer to Exchange.*

                  (5)(vi) Form of e-mail Letter to Marimba, Inc. employees providing notice of a distribution to each employee of a summary of each employees option status, dated May 16, 2001.*

                  (5)(vii) Form of e-mail Letter to Marimba, Inc. employees extending the Tender Offer period.*

                  (5)(viii) Form of e-mail Letter to Marimba, Inc. employees regarding the Amended Offer to Exchange and the Amended Letter of Transmittal.*

                  (5)(ix) Form of e-mail Letter to Marimba, Inc., dated July 9, 2001, regarding the Amended Offer to Exchange and the Amended Letter of Transmittal.

                  (5)(x) Form of e-mail Letter to Marimba,  Inc., dated July 12,
                  2001,  regarding  the  final   communications   meeting  which
                  included a presentation on the Amended Offer to Exchange.

                  (5)(xi) Form of e-mail Letter to Marimba, Inc., dated July 17, 2001, containing a reminder regarding the final communications meeting which included a presentation on the Option Exchange Program.

                  (5)(xii)  Presentation   materials  from  final  communication
                  meeting held on July 17, 2001, regarding the Amended Offer to Exchange.

                  (5)(xiii) Form of e-mail Letter to Marimba, Inc., dated July 19, 2001, comprising a reminder of the closing date and time of the Amended Offer to Exchange.

                  (5)(xiv) Form of e-mail Letter to Marimba, Inc., dated July 23, 2001, comprising a reminder of the closing date and time of the Amended Offer to Exchange.

         (b) Not applicable.

         (d)(i)   Marimba, Inc. 1996 Stock Plan.*

         (d)(ii) Form of Option Agreement pursuant to the Marimba, Inc. 1996 Stock Plan.*

         (d)(iii) Marimba, Inc. 1999 Omnibus Equity Incentive Plan.*

         (d)(iv) Form of Option Agreement pursuant to the Marimba, Inc. 1999 Omnibus Equity Incentive Plan.*

         (d)(v)   Marimba, Inc. 2000 Supplemental Stock Plan.*

         (d)(vi) Form of Option Agreement pursuant to the Marimba, Inc. 2000 Supplemental Stock Plan.*

         (g) Not applicable.

         (h) Not applicable.

-----------------------

*  Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 and Final Amendment to the Schedule TO is true, complete and correct.

                                          MARIMBA, INC.

                                         /s/ Kenneth W. Owyang
                                         -----------------------------
                                         Kenneth W. Owyang,
                                         Vice President, Finance and Chief
                                         Financial Officer

Date: July 25, 2001

                                Index to Exhibits

Exhibit
Number                  Description
                        -----------

(a)(1)(i) Offer to Exchange, dated April 27, 2001, and Form of Letter of Transmittal.*

(a)(1)(ii) Form of e-mail Letter to Marimba, Inc. employees confirming acceptance of options for exchange, to be sent upon the close of the offer period.*

(a)(2)            Form of e-mail Letter to Marimba, Inc. employees,  dated April
                  27, 2001.*

(a)(3) Amended Offer to Exchange, dated July 9, 2001, and Amended Form of Letter of Transmital.*

(a)(5)(i) Marimba, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 28, 2001 and incorporated herein by reference.*

(a)(5)(ii) Marimba Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 25, 2001 and incorporated herein by reference.*

(a)(5)(iii) Form of e-mail Letter to Marimba, Inc. employees supplementing and amending the Offer to Exchange, dated May 18, 2001.*

(a)(5)(iv)        Fom of e-mail  Letters to Marimba,  Inc.  employees  providing
                  notice  of  information   meetings   regarding  the  Offer  to
                  Exchange, dated May 7, 2001 and May 10, 2001.*

(a)(5)(v) Presentation materials from information meetings held on May 8, 2001 and May 10, 2001 regarding the Offer to Exchange.*

(a)(5)(vi) Form of e-mail Letter to Marimba, Inc. employees providing notice of a distribution to each employee of a summary of each employees option status, dated May 16, 2001.*

(a)(5)(vii) Form of e-mail Letter to Marimba, Inc. employees extending the Tender Offer period.*

(a)(5)(viii)      Form of e-mail Letter to Marimba, Inc. employees regarding the
                  Amended   Offer  to  Exchange   and  the  Amended   Letter  of
                  Transmittal.*

(a)(5)(ix) Form of e-mail Letter to Marimba, Inc., dated July 9, 2001, regarding the Amended Offer to Exchange and the Amended Letter of Transmittal.

(a)(5)(x) Form of e-mail Letter to Marimba, Inc., dated July 12, 2001, regarding the final communications meeting which included a presentation on the Amended Offer to Exchange.

(a)(5)(xi) Form of e-mail Letter to Marimba, Inc., dated July 17, 2001, containing a reminder regarding the final communications meeting which included a presentation on the Option Exchange Program.

(a)(5)(xii) Presentation materials from final communication meeting held on July 17, 2001, regarding the Amended Offer to Exchange.

(a)(5)(xiii)      Form of e-mail Letter to Marimba,  Inc.,  dated July 19, 2001, comprising a reminder of the closing date and time of the Amended Offer to Exchange.

(a)(5)(xiv) Form of e-mail Letter to Marimba, Inc., dated July 23, 2001, comprising a reminder of the closing date and time of the Amended Offer to Exchange.

(d)(i)            Marimba, Inc. 1996 Stock Plan.*

(d)(ii)           Form of Option  Agreement  pursuant to the Marimba,  Inc. 1996
                  Stock Plan.*

(d)(iii)          Marimba, Inc. 1999 Omnibus Equity Incentive Plan.*

(d)(iv) Form of Option Agreement pursuant to the Marimba, Inc. 1999 Omnibus Equity Incentive Plan.*

(d)(v)            Marimba, Inc. 2000 Supplemental Stock Plan.*

(d)(vi) Form of Option Agreement pursuant to the Marimba, Inc. 2000 Supplemental Stock Plan.*

-------------------

*  Previously filed.